

September 21, 2012

Via E-mail
Mr. Jay W. Ferguson
Interim Chief Financial Officer
AGY Holding Corp.
2556 Wagener Road
Aiken, South Carolina 29801

> **RE: AGY Holding Corp.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-K/A for the Year Ended December 31, 2011**
> **Filed September 14, 2012**
> **Response dated September 14, 2012**
> **File No. 333-150749**

Dear Mr. Ferguson:

We have reviewed your response letter dated September 14, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Note 17. Income Taxes, page F-27

1. We note your response to comment one in our letter dated August 16, 2012. In a similar manner to your response, please disclose in future filings that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Exhibit 31

2. We note your response to comment two in our letter dated August 16, 2012. Please file an amendment to your Form 10-K which includes the certifications required by Item 601(b)(31) of Regulation S-K. The certifications should be currently dated and refer to the Form 10-K/A. The amendment should also include full Item 9A disclosures and financial statements pursuant to Item 8. Refer to Refer to Compliance and Disclosures Interpretation 246.13 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

    If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief